UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

I.D. Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

449489103

(CUSIP Number)

August 22, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	449489103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AVIS BUDGET GROUP, INC. 06-0918165

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

1,600,000*

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

1,600,000*

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,600,000*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*
The filing person is the owner of 1,000,000 shares of common stock of the issuer, and the owner of a warrant to purchase up to 600,000 shares of common stock of the issuer. Such warrant is exercisable immediately with respect to 100,000 shares, and with respect to 500,000 shares, on or after the date on which the filing person’s subsidiary, Avis Budget Car Rental, LLC, executes an agreed-upon statement of work with the issuer.

Item 1.

(a)	Name of Issuer

I.D. Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices

I.D. Systems Inc. 123 Tice Boulevard Woodcliff Lake, NJ 07677

Item 2.

(a)	Name of Person Filing

Avis Budget Group, Inc.

(b)	Address of Principal Business Office or, if none, Residence

Avis Budget Group, Inc. 6 Sylvan Way Parsippany, NJ 07054

(c)	Citizenship

The filing person is organized in Delaware.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

449489103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,600,000*

(b)	Percent of class: 13.7*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,600,000*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,600,000*

(iv)	Shared power to dispose or to direct the disposition of: 0

*
The filing person is the owner of 1,000,000 shares of common stock of the issuer, and the owner of a warrant to purchase up to 600,000 shares of common stock of the issuer. Such warrant is exercisable immediately with respect to 100,000 shares, and with respect to 500,000 shares, on or after the date on which the filing person’s subsidiary, Avis Budget Car Rental, LLC, executes an agreed-upon statement of work with the issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Avis Budget Group, Inc.

Date: August 25, 2011	By:	/s/ Michael K. Tucker
Name: Michael K. Tucker
Title: Executive Vice President and General Counsel

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)